UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒                      Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2015

OR

☐                         Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                 to

Commission File Number 1-5480

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

TEXTRON SAVINGS PLAN
40 Westminster Street
Providence, Rhode Island 02903

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

TEXTRON INC.
40 Westminster Street
Providence, Rhode Island 02903

REQUIRED INFORMATION

Financial Statements and Exhibits

The following Plan financial statements and schedules prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 are filed herewith, as permitted by Item 4 of Form 11-K:

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits

Statements of Changes in Net Assets Available for Benefits

Notes to financial statements

Supplemental Schedule:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Exhibits:

23.1 - Consent of Independent Auditors

2

Pursuant to the requirements of the Securities Exchange Act of 1934, Textron Inc., as Plan Administrator, has duly caused this Annual Report on Form 11-K to be signed by the undersigned hereunto duly authorized.

TEXTRON INC., as Plan Administrator for
the Textron Savings Plan

By:	/s/ Mark S. Bamford
Mark S. Bamford
Vice President and Corporate
Controller

Date: June 27, 2016

3

FINANCIAL STATEMENTS AND

SUPPLEMENTAL SCHEDULE

Textron Savings Plan

Years Ended December 31, 2015 and 2014

With Report of Independent Auditors

Textron Savings Plan

Financial Statements and

Supplemental Schedule

Years Ended December 31, 2015 and 2014

Report of Independent Registered Public Accounting Firm

Textron Inc.

Plan Sponsor

Textron Savings Plan

We have audited the accompanying statements of net assets available for benefits of Textron Savings Plan as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Textron Savings Plan at December 31, 2015 and 2014, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2015, have been subjected to audit procedures performed in conjunction with the audit of Textron Savings Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

Boston, Massachusetts

June 27, 2016

Textron Savings Plan

Statements of Net Assets Available for Benefits

(In thousands)

	December 31,
	2015	2014
Assets
Investments, at fair value	$3,393,712	$3,499,494
Accrued investment income	477	504

Receivables
Employer contributions	30,318	20,542
Employee contributions	5,067	—
Notes receivable from participants	77,643	77,627
	113,028	98,169
Total assets	3,507,217	3,598,167

Liabilities
Accrued expenses	207	186
Net assets available for benefits, at fair value	3,507,010	3,597,981

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(554)	(3,571)
Net assets available for benefits	$3,506,456	$3,594,410

See accompanying notes.

Textron Savings Plan

Statements of Changes in Net Assets Available for Benefits

(In thousands)

	Year Ended December 31,
	2015	2014
Additions
Interest and dividends	$52,986	$56,308
Net appreciation/(depreciation) in fair value of investments	(32,504)	218,078
	20,482	274,386
Contributions:
Participants	159,707	147,806
Employer	94,682	80,551
Participant rollovers	12,331	9,180
	266,720	237,537

Transfers from other plans	7,059	443,143

Total additions	294,261	955,066

Deductions
Benefit payments	380,491	362,134
Administrative and other expenses	1,724	1,419
Total deductions	382,215	363,553

Net increase/(decrease)	(87,954)	591,513

Net assets available for benefits:
Beginning of year	3,594,410	3,002,897
End of year	$3,506,456	$3,594,410

See accompanying notes.

Textron Savings Plan

Notes to Financial Statements

December 31, 2015

1. Description of Plan

General

The Textron Savings Plan (the Plan) covers all eligible employees of Textron Inc. (Textron), as defined in the Plan. This Plan description includes provisions covering the majority of Plan participants. Certain business and bargaining units have other provisions. The Plan invests in the Textron Stock Fund along with mutual funds, Guaranteed Investment Contracts, Guaranteed Annuity Contracts, Common Collective Trusts and Common Stock. The Plan also offers a brokerage feature. The portion that invests in the Textron Stock Fund is an employee stock ownership plan.  The remainder of the Plan is a profit-sharing and 401(k) plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and was amended and restated effective January 1, 2013 to reflect recent statutory, regulatory, and other plan changes.

The Plan is currently administered under the terms of a Trust Agreement, dated December 1, 2004 and amended from time to time, with Fidelity Management Trust Company (the Trustee or Fidelity).  Fidelity also serves as the Plan’s record keeper.

Investment Options

Participants may elect to direct their employee contributions to the following funds: Fidelity Contrafund ® Class K, Fidelity Diversified International Fund Class K, Vanguard Institutional Index Fund Institutional Plus, Fidelity Low-Priced Stock Fund Class K, PIMCO Total Return Institutional, Textron Stock Fund, Textron Managed Income Fund, Vanguard Target Retirement Income Trust I and Vanguard Target Retirement Trust I (with various targeted retirement dates).

Also the Plan offers a self directed brokerage feature, called Fidelity BrokerageLink, which gives participants expanded investment choices by enabling them to select from numerous investment and individual securities that are not otherwise available under the Plan. The values of investments purchased through the Fidelity BrokerageLink were $73,763,500 and $65,114,344 as of December 31, 2015 and December 31, 2014, respectively.

As of March 31, 2016, the Plan was amended to add an additional investment option. The new option is the State Street Real Asset Non-Lending Series Fund Class C.

Contributions

Participants of the Plan are entitled to elect to contribute up to 40% of their eligible compensation, within the limits prescribed by Section 401(k) of the Internal Revenue Code (the Code). Certain participants may also contribute amounts representing distributions from other qualified employer retirement plans. Participants’ pre-tax and after-tax contributions, which are matched 50% on the first 10% of contributions to a max of 5% of eligible compensation by Textron subject to certain ERISA restrictions and plan limits, are recorded when Textron makes payroll deductions from participants’ wages.

Textron Savings Plan

Notes to Financial Statements

December 31, 2015

1. Description of Plan (continued)

Eligible employees are subject to automatic enrollment on the 60th day after their date of hire, if they have not specifically elected to be excluded from the Plan. The automatic enrollment is for 3% of eligible compensation per pay period. An employee who is automatically enrolled may elect to change or suspend their enrollment in the Plan at any time.

Since 2009, Textron has closed most of its defined benefit pension plans to new participants. When new hires join Textron locations that were formerly defined benefit pension eligible locations, these employees are eligible to receive an additional retirement cash contribution to their Plan account of either 2% or 4% (depending on location) of their eligible compensation. These discretionary contributions vest in accordance with the vesting schedule below. The contributions are deposited in the participant account by the end of the first quarter of the following plan year. The amount of the discretionary funding paid in 2016 for the 2015 plan year was $28,333,422 and the amount paid in 2015 for the 2014 plan year was $20,542,568. The discretionary contribution is in addition to the matching contribution of 50% on the first 10% up to a max of 5%. These contributions are not considered part of the vested balance eligible for participant loans.

There is also a Retirement Supplement Contribution provided to eligible covered employees at specified locations. For these individuals, Textron will contribute 1% of eligible compensation on a per-pay period basis, whether or not the individual contributes to the Plan. Contributions from employees who receive a retirement supplement are matched 100% up to 4% of eligible salary by Textron subject to certain ERISA restrictions and plan limits, and are recorded when Textron makes payroll deductions from participants’ wages. Participants eligible for the retirement supplement are not eligible for the 50% match up to 5% in the Textron Stock Fund. The amount of the discretionary funding paid related to the 2015 and 2014 plan year for the supplemental contribution was approximately $24,626 and $36,902, respectively.

Participants who are at least age 50 or who will reach age 50 during the year, are allowed to make additional employee pre-tax contributions (catch-up contributions), above the otherwise applicable limits. In accordance with limits under the federal tax laws, catch-up contributions cannot exceed $6,000 in 2015 and $5,500 in 2014. After that, the limit may be adjusted from time to time by the U.S. Internal Revenue Service, to reflect inflation. Catch-up contributions are not eligible for Company matching contributions.

Textron makes contributions to the Plan based on actual contribution levels. All forfeitures arising out of a participant’s termination of employment for reasons other than retirement, disability or death are used to reduce future Textron contributions. At December 31, 2015 and 2014, forfeitures totaled $839,427 and $770,179, respectively. Forfeitures used during the years ended December 31, 2015 and 2014 to offset the Company match were $6,322,907 and $6,700,422, respectively.

Textron Savings Plan

Notes to Financial Statements

December 31, 2015

1. Description of Plan (continued)

Employer matching contributions are made in the form of Textron Stock and invested in the Textron Stock Fund. Employees have the ability to subsequently reallocate matching contributions among any of the investment options offered in the Plan with no restrictions.

Transfers from Other Plans

During 2015, four 401(k) savings plans operated by acquired companies were merged into the Plan, totaling $7.1 million.

On March 14, 2014, Textron acquired Beech Holdings, LLC, which included Beechcraft Corporation and other subsidiaries, (collectively “Beechcraft”). As a result, the Beechcraft Plan was frozen on April 6, 2014, the date on which employees of Beechcraft were eligible to participate in the Plan. The Beechcraft Plan was merged into the Textron Savings Plan on August 21, 2014 resulting in a transfer of assets of $438.0 million. In addition, two other 401(k) savings plans operated by acquired companies were merged into the Plan in 2014 totaling $5.1 million.

Benefits

In the event a participant ceases to be an employee or becomes totally disabled while employed, all of his or her account, to the extent then vested, shall become distributable. Distributions are in the form of cash unless Textron stock is requested. An account will be distributed in a single payment if the value of the account is less than $5,000 when the account first becomes distributable. If the value of the account is $5,000 or more when the account first becomes distributable, a participant is not required to take a distribution immediately. A participant is always vested in the portions of his or her account attributable to his or her own contributions and compensation deferrals.  The Plan provides for full vesting of a participant’s account in the event of his or her termination of employment, other than for cause, within two years after a change in control of Textron.

Vesting

Textron’s contributions vest based on the length of service in the Plan as follows:

Months of Service	Vested Percentage
24 months but less than 36 months	25%
36 months but less than 48 months	50%
48 months but less than 60 months	75%
60 months or more	100%

Textron Savings Plan

Notes to Financial Statements

December 31, 2015

1. Description of Plan (continued)

Participant Accounts

A separate account is maintained for each participant and is increased by (a) the participant’s contributions and compensation deferrals, (b) Textron’s matching contribution, and any additional discretionary contributions made by Textron, including any retirement supplement contributions and (c) plan income (loss), and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances as defined. The participant is entitled to the vested amount in the account.

Notes Receivable from Participants

Prior to September 1, 2014, active participants, not including directors or executive officers as determined by the plan administrator, were permitted to have one loan outstanding and may borrow a minimum of $1,000 up to a maximum of the lesser of one-half of their vested balance or $50,000, less the participant’s highest outstanding loan balance during the 12-month period preceding the new loan request. Beginning on September 1, 2014 participants were allowed to take out up to two loans at a time versus the previous one loan outstanding provision. Interest is charged at a rate of Reuters Prime Rate plus 1%, as of the first business day of the month. A fee is charged to the participant to cover the cost of administration. The loan terms may range from one to five years and are repaid primarily through automatic payroll deductions.

Plan Termination

Textron has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Textron has not expressed any intent to terminate the Plan. In the event of Plan termination, participants will become 100 percent vested in their accounts.

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting.

2. Significant Accounting Policies

In July 2015, the FASB issued Accounting Standards Update (ASU) 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. Part I of the ASU eliminates the requirements to measure the fair value of fully benefit-responsive investment contracts and provide certain disclosures. Contract value is the only required measure for fully benefit-responsive investment contracts. Part II of the ASU eliminates the requirements to disclose individual investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. It also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to

Textron Savings Plan

Notes to Financial Statements

December 31, 2015

2. Significant Accounting Policies (continued)

disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III of the ASU is not applicable to the Plan. The ASU is effective for fiscal years beginning after December 15, 2015. Parts I and II are to be applied retrospectively. Management has elected not to adopt Parts I and II early.

Fair Values of Assets

In accordance with the provisions of ASC 820, Fair Value Measurement, fair value is measured at the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Assumptions that market participants would use in pricing the asset or liability (the “inputs”) are prioritized into a three-tier fair value hierarchy. This fair value hierarchy gives the highest priority (Level 1) to quoted prices in active markets for identical assets or liabilities and the lowest priority (Level 3) to unobservable inputs in which little or no market data exists, requiring companies to develop their own assumptions.

Observable inputs that do not meet the criteria of Level 1, which include quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets and liabilities in markets that are not active, are categorized as Level 2. Level 3 inputs are those that reflect Plan estimates about the assumptions market participants would use in pricing the asset or liability, based on the best information available in the circumstances. Valuation techniques for assets and liabilities measured using Level 3 inputs may include methodologies such as the market approach, the income approach or the cost approach, and may use unobservable inputs such as projections, estimates and management’s interpretation of current market data. These unobservable inputs are only utilized to the extent that observable inputs are not available or cost-effective to obtain. There were no transfers between Levels 1, 2 and 3 in 2015 or 2014.

Textron Savings Plan

Notes to Financial Statements

December 31, 2015

2. Significant Accounting Policies (continued)

Assets and Liabilities Recorded at Fair Value on a Recurring Basis

The tables below present the assets and liabilities measured at fair value on a recurring basis categorized by the level of inputs used in the valuation of each asset and liability.

	December 31, 2015
(In thousands)	Level 1	Level 2	Level 3
Textron Stock Fund	$996,804	$—	$—
Mutual Funds
Domestic equity securities	839,067	—	—
International equity securities	134,724	—	—
Domestic debt securities	140,465	—	—
Blended Debt and Equity Common Collective Trust Funds	—	843,611	—
Money Market Funds	21,185	—	—
Common Stock	39,311	—	—
Investments held by Managed Income Fund:
Domestic Debt Common Collective Trust Funds	—	204,416	—
United States Treasury Notes or Bonds	12,029	—	—
Corporate and Municipal Bonds	—	28,184	—
Guaranteed Investment Contracts (GICs)	—	—	17,307
Group Annuity Contracts (GACs)	—	—	116,609
Total assets	$2,183,585	$1,076,211	$133,916

	December 31, 2014
(In thousands)	Level 1	Level 2	Level 3
Textron Stock Fund	$1,059,829	$—	$—
Mutual Funds
Domestic equity securities	857,676	—	—
International equity securities	134,293	—	—
Domestic debt securities	146,479	—	—
Blended Debt and Equity Common Collective Trust Funds	—	850,938	—
Money Market Funds	17,384	—	—
Common Stock	37,069	—	—
Investments held by Managed Income Fund:
Domestic Debt Common Collective Trust Funds	—	257,986	—
United States Treasury Notes or Bonds	7,949	—	—
Corporate and Municipal Bonds	—	27,530	—
Guaranteed Investment Contracts (GICs)	—	—	35,333
Group Annuity Contracts (GACs)	—	—	67,028
Total assets	$2,260,679	$1,136,454	$102,361

Textron Savings Plan

Notes to Financial Statements

December 31, 2015

2. Significant Accounting Policies (continued)

The Textron Stock Fund consists solely of Textron stock, which is valued at its quoted market price, and is considered a Level 1 investment. Common Stock in the Brokerage account is valued at its quoted market price, and is also considered a Level 1 investment.

Mutual Funds and Money Market Funds consist of groups of investments, which may include equity securities, debt securities or other mutual funds. The underlying investments are valued primarily using quoted market prices in active markets (Level 1) and significant other observable inputs (Level 2), but the mutual funds themselves are quoted in an active market, and as a result, they are considered Level 1 investments.

The Common Collective Trust Funds (CCTs) are groups of investments similar to mutual funds. The collective trusts are not quoted in an active market and are therefore considered Level 2 investments. The fair value of these investments has been estimated using the net asset value per share.

The CCT investments have the following objectives for investees:

(a) Blended debt and equity - This category includes securities in a diversified mix of stocks, bonds and short-term investments within one investment option. In general, these funds are age-based and allocate investments between equities and fixed income based on target retirement date.

(b) Domestic Debt Securities, held in the Managed Income Fund — This category includes investments in diversified fixed income securities designed to provide capital preservation and income over a short to intermediate time frame. These securities have an associated wrap contract.

U.S. Treasury notes or bonds, held in the Managed Income Fund, are traded and quoted on an open market and are valued at their quoted market price, therefore, we have classified these assets as Level 1 investments. These securities have an associated wrap contract.

Corporate and Municipal Bonds, held in the Managed Income Fund, are traded using brokers which make the market, and price the bonds using published historical transactions for similar securities and a matrix pricing model. These inputs are observable, although the investments are not quoted on an active market. Therefore, the Plan has classified these assets as Level 2 investments. These securities have an associated wrap contract.

Traditional Guaranteed Investment Contracts (GICs), held in the Managed Income Fund, are valued using the income approach, by discounting future contractually guaranteed payments using the duration-matched risk free rate plus a spread for each payment, which approximates market rates for new contracts. These inputs are not observable and therefore the GICs are considered a Level 3 investment.

Textron Savings Plan

Notes to Financial Statements

December 31, 2015

2. Significant Accounting Policies (continued)

Group Annuity Contracts (GACs), held in the Managed Income Fund, are valued using a derived net asset value per share. These contracts have an associated wrap contract. As the plan does not own the underlying assets within the contract the GACs are considered a Level 3 investment.

The Managed Income Fund includes an equity wash restriction on movement to competing funds for 90 days.

Changes in Fair Value for Unobservable Inputs

The table below presents the change in fair value measurements for Guaranteed Investment Contracts that used significant unobservable inputs (Level 3) for the twelve months ended December 31, 2015 and 2014:

	Year Ended December 31,
	2015	2014
	(In thousands)
Balance, beginning of period	$35,333	$49,644
Withdrawals	(18,275)	(14,762)
Interest earned	529	874
Unrealized gains (losses)	(280)	(423)
Balance, end of period	$17,307	$35,333

The table below presents the change in fair value measurements for Group Annuity Contracts that used significant unobservable inputs (Level 3) for the twelve months ended December 31, 2015 and 2014:

	Year Ended December 31,
	2015	2014
	(In thousands)
Balance, beginning of period	$67,028	$65,172
Contributions	48,860	—
Fees	(170)	(135)
Interest earned	1,609	1,277
Unrealized gains (losses)	(718)	714
Balance, end of period	$116,609	$67,028

Investment Valuation and Income Recognition

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Textron Savings Plan

Notes to Financial Statements

December 31, 2015

2. Significant Accounting Policies (continued)

Guaranteed Investment Contracts, Group Annuity Contracts, and Synthetic Guaranteed Investment Contracts in the Managed Income Fund

The Textron Managed Income Fund invests in a variety of stable value products, including traditional guaranteed investment contracts (GICs), group annuity contracts (GAC’s) and synthetic GIC’s in addition to the Wells Fargo Short Term Investment Fund. As described in ASC 962, Plan Accounting—Defined Contribution Pension Plans, investment contracts held by a defined contribution plan are required to be reported at fair value.

However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts (such as the contracts held by the Textron Managed Income Fund) because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits present the fair value of the fully benefit-responsive investment contracts and the adjustment from fair value to contract value for fully benefit-responsive investment contracts.

The GICs, GAC’s, and Synthetic GICs represent fully benefit-responsive investments. Contract value represents contributions made under the contract plus interest at the crediting rate payable under such contract less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The issuers guarantee that all qualified participant withdrawals will be at contract value (principal plus accrued interest). There are currently no reserves against contract values for credit risk of the contract issuers or otherwise.

Certain events limit the ability of the Plan to transact at contract value with an issuer. In addition to certain Synthetic GICs’ termination provisions discussed below, such contracts generally provide for withdrawals associated with certain events which are not in the ordinary course of Plan operations. These withdrawals are paid with a market value adjustment applied to the withdrawal as defined in the investment contract. Each contract issuer specifies the events which may trigger a market value adjustment; however, such events include the following:  material amendments to the Fund’s structure or administration; changes to the participating plans’ competing investment options including the elimination of equity wash provisions; complete or partial termination of the Fund, including a merger with another fund; the failure of the Fund to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA; the redemption of all or a portion of the interests in the Fund held by a participating plan at the direction of the participating plan sponsor, including withdrawals due to the removal of a specifically identifiable group of employees from coverage under the participating plan (such as a group layoff or early retirement incentive program), the closing or sale of a subsidiary, employing unit, or affiliate, the bankruptcy or insolvency of a plan sponsor, the merger of the plan with another plan, or the plan

Textron Savings Plan

Notes to Financial Statements

December 31, 2015

2. Significant Accounting Policies (continued)

sponsor’s establishment of another tax qualified defined contribution plan; any change in law, regulation, ruling, administrative or judicial position, or accounting requirement, applicable to the Fund or participating plans; the delivery of any communication to plan participants designed to influence a participant not to invest in the Fund.

At this time, the Fund does not believe that the occurrence of any such market value event, which would limit the Fund’s ability to transact at contract value with participants, is probable.

In addition, Synthetic GICs and GACs typically provide for an adjustment to contract value if a security that is part of the underlying assets defaults or otherwise becomes impaired as defined in the wrap contract. In the event of an impairment, generally contract value is decreased by the amortized cost of the impaired security and, if such security is subsequently sold, contract value is increased by the amount of such sales proceeds.

GICs generally do not permit issuers to terminate the agreement prior to the scheduled maturity date. Synthetic GICs generally are evergreen contracts that contain termination provisions. The termination provisions of Synthetic GICs permit the fund’s investment manager or issuer to terminate upon notice at any time at market value and provide for automatic termination of the Synthetic GIC if the contract value or market value of the contract equals zero. The issuer is not excused from paying the excess contract value when the market value equals zero. Synthetic GICs that permit the issuer to terminate at market value generally provide that the fund may elect to convert such termination to an Amortization Election as described below. In addition, if the fund defaults in its obligations or representations under the agreement (including non-compliance with investment guidelines governing the underlying assets, or the issuer’s determination that the agreement constitutes a nonexempt prohibited transaction as defined under ERISA) and such default is not cured within any applicable cure period, then the Synthetic GIC may be terminated by the issuer and the fund will receive the market value as of the date of termination. Also, generally Synthetic GICs permit the issuer or investment manager to elect at anytime to convert the wrapped portfolio to a declining duration strategy whereby the contract would terminate at a date which corresponds to the duration of the underlying fixed income portfolio on the date of the amortization election (Amortization Election). After the effective date of an Amortization Election, the fixed income portfolio must conform to the guidelines agreed upon by the wrap issuer and the investment manager for the Amortization Election period. Such guidelines are intended to result in contract value equaling market value of the wrapped portfolio by such termination date.

Synthetic GICs and GAC’s also define certain other termination events that permit the issuer to terminate the contract at market value. Termination events typically include the following:

(i)termination or replacement of the investment adviser without the issuer’s consent, (ii) the Plan or its trust is fully or partially terminated or fails to be exempt from federal income taxation, (iii) the

Textron Savings Plan

Notes to Financial Statements

December 31, 2015

2. Significant Accounting Policies (continued)

plan merges with another plan, (iv) if a security is sold or subject to a lien other than as permitted under the contract, (v) the contract holder engages in fraud or other action that materially and adversely affects the risk profile of the contract, (vi) if there is any change in law, regulation, ruling, or accounting requirement applicable to the Plan or Fund that could cause substantial withdrawals from the Fund, (vii) performance of the issuer’s obligations under the contract becomes illegal, (viii) the bankruptcy of the Fund, Trust or investment advisor, or (ix) the level of impaired securities as defined in the contract exceeds an agreed upon amount of the portfolio.

The primary variables impacting the future crediting rates of security-backed contracts include the current yield of the assets underlying the contract, the duration of the assets underlying the contract, and the existing difference between the fair value and contract value of the assets within the contract. The security-backed contracts are designed to reset their respective crediting rates on a quarterly basis, but may reset more or less frequently. GIC crediting rates are not reset. Security-backed contracts cannot credit an interest rate that is less than zero percent. The average yield earned by the Plan for all fully benefit-responsive investment contracts based on earnings from the underlying investments was approximately 1.87% and 1.43% at December 31, 2015 and 2014, respectively. The average yield of the contracts based on the interest rate credited to participants was approximately 1.71% and 1.53% at December 31, 2015 and 2014, respectively.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2015 or 2014. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Benefit Payments

Benefits are recorded when paid.

Administrative Expenses

Administrative and other fees paid by the Plan are allocated as follows:

•                  Fees associated with in-service withdrawals, distributions and loans are charged directly to the associated participant account.

•                  Fees with respect to each investment fund are charged against the investment returns of those investment funds and allocated on a pro-rata basis to participants who invest in those investment funds.

Textron Savings Plan

Notes to Financial Statements

December 31, 2015

2. Significant Accounting Policies (continued)

•                  Expenses associated with qualified domestic relations orders are charged directly to the related participant account.

•                  Expenses associated with operating the Plan, such as recordkeeping fees, legal fees, consulting fees, transfer fees, annuity fees, annual reporting fees, claims processing fees, cost of supplies and similar fees, are charged directly or allocated on a pro rata basis to the participant accounts.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

During 2015 and 2014, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated/(depreciated) in fair value as follows:

	Year Ended December 31,
	2015	2014
	(In thousands)
Textron Inc. Stock Fund	$838	$140,375
Mutual funds	(19,549)	37,231
Common Collective Trusts	(8,506)	39,378
Common Stock	(5,287)	1,094
	$(32,504)	$218,078

Investments that represent 5% or more of the fair value of the Plan’s net assets available for benefits are as follows:

	Year Ended December 31,
	2015	2014
	(In thousands)
Textron Stock Fund	$996,804	$1,059,829
Vanguard Institutional Index Fund-Institutional Plus	394,513	412,610
Fidelity Low-Price Stock Fund- Class K	215,448	230,149
Fidelity Contrafund- Class K	215,800	204,021

Textron Savings Plan

Notes to Financial Statements

December 31, 2015

4. Related-Party Transactions

The Plan holds shares of mutual funds managed by Fidelity Management Trust Company, the trustee of the plan. The Plan also invests in shares of Textron’s common stock. At December 31, 2015 and 2014, 23,727,774 and 25,168,109 shares of Textron’s common stock were held by the Plan, respectively, with a fair value of $996,803,798 and $1,059,829,078 respectively. Dividend income recorded by the Plan for Textron’s common stock for the years ended December 31, 2015 and 2014 was $1,941,181 and $2,079,550 respectively. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transaction rules under ERISA.

5. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

6. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated December 5, 2014, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement impact of a tax position is recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan is no longer subject to income tax examinations for years prior to 2012.

Textron Savings Plan

Notes to Financial Statements

December 31, 2015

7. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2015 and 2014 to the Form 5500:

	December 31,
	2015	2014
Net assets available for benefits per the financial statements	$3,506,456	$3,594,410
Add: Adjustment from fair value to contract value for fully benefit-responsive contracts	(196)	1,464
Net assets available for benefits per the Form 5500	$3,506,260	$3,595,874

The following is a reconciliation of total additions per the financial statements to total income per the Form 5500 for the year ended December 31, 2015:

2015
Net increase/(decrease) in Net Assets Available for Benefits	$(87,954)
Add: Adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2015	(196)
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2014	(1,464)
Total loss per the Form 5500	$(89,614)

Supplemental Schedule

Textron Savings Plan

Employer Identification Number 05-0315468

Plan Number 030

Schedule H, Line 4i, Schedule of Assets (Held at End of Year)

(In thousands)

December 31, 2015

Identity of Issue	Description of Investments, Including Rate of Interest or Number of Shares/Units	Current Value
Textron Stock Fund*	23,728	$996,804
Mutual Funds:
Fidelity Low-Price Stock Fund - Class K*	4,516	215,448
Fidelity Contrafund Class K*	2,182	215,800
Fidelity Diversified International Fund - Class K*	3,850	134,724
PIMCO Total Return Institutional	13,949	140,465
Vanguard Institutional Index Fund — Institutional Plus	2,114	394,513
Total Mutual Funds		1,100,950
Common Collective Trust Funds (outside of Textron Managed Income Fund)
Vanguard Target Retirement Trust I Commingled Pool Income Fund	491	22,014
Vanguard Target Retirement Trust I Commingled Pool 2010	375	16,141
Vanguard Target Retirement Trust I Commingled Pool 2015	1,359	58,852
Vanguard Target Retirement Trust I Commingled Pool 2020	3,168	137,502
Vanguard Target Retirement Trust I Commingled Pool 2025	3,831	163,838
Vanguard Target Retirement Trust I Commingled Pool 2030	2,980	126,246
Vanguard Target Retirement Trust I Commingled Pool 2035	2,372	100,801
Vanguard Target Retirement Trust I Commingled Pool 2040	2,263	97,527
Vanguard Target Retirement Trust I Commingled Pool 2045	1,208	51,883
Vanguard Target Retirement Trust I Commingled Pool 2050	994	42,927
Vanguard Target Retirement Trust I Commingled Pool 2055	332	17,462
Vanguard Target Retirement Trust I Commingled Pool 2060	305	8,418
Total Common Collective Trusts (outside Textron Managed Income Fund)		843,611

Textron Savings Plan

Employer Identification Number 05-0315468

Plan Number 030

Schedule H, Line 4i, Schedule of Assets (Held at End of Year)

(In thousands)

December 31, 2015

Identity of Issue	Description of Investments, Including Rate of Interest or Number of Shares/Units	Current Value
Bonds (in Managed Income Fund):
21st Century Fox America matures 3/01/2019	6.9%	227
Abbvie Inc Matures 5/14/2020	2.5%	198
Ace INA Holdings Matures 11/03/2020	2.3%	204
Air Canada 2015-1A PTT matures 3/15/2027	3.6%	194
American Airlines 2013-2 Matures 1/15/2023	4.95%	366
American Express Company Matures 3/19/2018	7.00%	166
AMOT 2014-1 A2 Matures 1/15/2017	1.29%	345
AMOT 2014-3 A Matures 3/15/2017	1.33%	279
AT&T INC Matures 6/30/2020	2.45%	285
AT&T INC Matures 5/15/2025	3.4%	77
BACM 2007-4 A4 Matures 6/10/2017	5.742%	252
BAE Systems Holdings Inc Matures 10/7/2024	3.8%	274
Bank of America Corporation Matures 1/15/2019	2.60%	78
Bank of America Corporation Matures 5/1/2018	5.65%	237
Baylor Scott & Whitehol Matures 10/7/2024	3.8%	108
Blackstone Holdings Matures 8/15/2019	6.625%	380
Boston Properties LP Matures 2/1/2023	3.85%	250
BSCMS 2006-PW12 A4 Matures 3/11/2016	5.713%	352
BSCMS 2007-PW16 A4 Matures 3/11/2017	5.722%	376
Burlingtn North Santa Fe Matures 09/1/2024	3.4%	125
Burlington North Santa Fe Matures 4/1/2025	3.0%	108
CA San Diego Pension-A Matures 8/15/2020	5.795%	159
Canadian National Resources Matures 1/15/2018	1.75%	170
Carlyle Holdings Finance Matures 2/1/2023	3.875%	308
Caterpillar Financial SE Matures 2/15/2019	7.15%	155
CCCIT 2007-A8 A8 Matures 9/20/2017	5.65%	175

Textron Savings Plan

Employer Identification Number 05-0315468

Plan Number 030

Schedule H, Line 4i, Schedule of Assets (Held at End of Year)

(In thousands)

December 31, 2015

Identity of Issue	Description of Investments, Including Rate of Interest or Number of Shares/Units	Current Value
Bonds (in Managed Income Fund) Cont.:
CCCIT 2014-A2 A2 Matures 2/22/2017	1.02%	198
CCCIT 2014-A4 A4 Matures 4/24/2017	1.23%	297
CCO Safari II LLC Matures 7/23/2022	4.464%	213
CDP Financial Matures 11/25/2019	4.40%	270
CGCMT 2006-C5 A4 Matures 8/15/2016	5.431%	359
CGCMT 2007-C6 A4 Matures 4/10/2017	5.71%	313
CHAIT 2015-A2 A Matures 2/15/2018	1.59%	260
Citigroup Inc Matures 4/27/2018	1.7%	160
CNH 2012-D A4 Matures 10/15/2016	0.87%	169
CNH 2015-A A4 Matures 3/15/2019	1.85%	277
Comcast Cable Communications Matures 11/15/2022	9.455%	380
Continental Airlines 2012-1 Matures 4/11/2024	4.15%	382
CSMC 2006-C3 A3 Matures 3/15/2016	5.817%	224
CSMC 2006-C4 A3 Matures 7/15/2016	5.467%	508
CVS Health Corporation Matures 7/20/2020	2.8%	267
Delta Airlines 15-1AA Matures 7/30/2027	3.625%	147
Delta Airlines 2011-1 Matures 4/15/2019	5.30%	230
Duke Energy Corporation Matures 4/15/2024	3.75%	152
Duke Energy Corporation Matures 9/15/2019	5.05%	196
Ensco PLC Matures 3/15/2021	4.7%	159
Enterprise Products Operation Matures 2/15/2024	3.90%	181
Ericsson LM Matures 5/15/2022	4.125%	237
Eversource Energy Matures 1/15/2025	3.15%	127
Eversource Energy Matures 11/15/2019	4.5%	201
Exelon Corporation Matures 6/15/2025	3.95%	140

Textron Savings Plan

Employer Identification Number 05-0315468

Plan Number 030

Schedule H, Line 4i, Schedule of Assets (Held at End of Year)

(In thousands)

December 31, 2015

Identity of Issue	Description of Investments, Including Rate of Interest or Number of Shares/Units	Current Value
Bonds (in Managed Income Fund) Cont.:
Exelon Generation Co LLC Matures 6/15/2022	4.25%	98
FORDF 2012-5 A Matures 9/15/2017	1.49%	239
Freeport-McMoRan Inc Matures 11/14/2024	4.55%	78
General Electric International Funding Matures 11/15/2020	2.342%	218
General Electric Capital Corporation Matures 5/4/2020	5.55%	86
Goldman Sachs Group Inc Matures 2/15/2019	7.50%	260
HAROT 2014-3 A4 Matures 1/15/2018	1.31%	667
HCP Inc Matures 12/1/2022	4%	145
HCP Inc Matures 11/15/2023	4.25%	97
Health Care REIT Inc Matures 1/15/2024	4.50%	238
HP Enterprise Corporation Matures 10/5/2018	2.85%	197
Intel Corporation Matures 7/29/2022	3.1%	204
Intercontinental Exchange Matures 10/15/2018	2.50%	177
JDOT 2015-B A3Matures 12/15/2017	1.44%	367
JP Morgan Chase & Corporation Matures 1/15/2018	6%	257
Kinder Morgan Energy Partners Matures 2/1/2024	4.15%	302
KKR Group Finance Company Matures 9/29/2020	6.375%	409
Liberty Mutual Group Inc Matures 6/15/2023	4.25%	178
Marathon Oil Corporation Matures 3/15/2018	5.90%	142
Marathon Oil Corporation Matures 10/1/2017	6.00%	69
MassMutual Global Funding Matures 4/9/2019	2.35%	201
McGraw Hill Financial In Matures 8/14/2020	3.3%	209
Medtronic Inc Matures 3/15/2020	2.50%	237
MLCFC 2006-2 A4 Matures /12/2016	5.882%	231
MLMT 2006-C2 A4 Matures 6/12/2016	5.742%	548

Textron Savings Plan

Employer Identification Number 05-0315468

Plan Number 030

Schedule H, Line 4i, Schedule of Assets (Held at End of Year)

(In thousands)

December 31, 2015

Identity of Issue	Description of Investments, Including Rate of Interest or Number of Shares/Units	Current Value
Bonds (in Managed Income Fund) Cont.:
Morgan Stanley Matures 1/5/2018	1.875%	106
Morgan Stanley Matures 10/23/2024	3.70%	151
Morgan Stanley Matures 4/1/2018	6.625%	126
NextEra Energy Capital Matures 3/1/2019	6.00%	164
NFMOT 2015-1A A Matures 7/15/2017	1.8%	282
Noble Energy Inc Matures 3/1/2019	8.25%	183
Northern States PWR-MINN Matures 5/15/2023	2.6%	167
OR School BRDS-A-Pension Matures 6/30/2019	0.00%	107
Pacific Gas & Electric Matures 2/15/2024	3.75%	74
PG&E Corporation Matures 3/1/2019	2.40%	131
Phillips 66 Partners LP Matures 2/15/2020	2.646%	116
Prudential Financial Inc Matures 11/16/2021	4.50%	324
PSEG Power LLC Matures 11/15/2018	2.45%	207
Rabobank Nederland Utr Matures 1/19/2017	3.375%	204
Reality Income Corporation Matures 8/15/2019	6.75%	276
Rogers Communications Matures 8/15/2018	6.80%	247
SBAP 2009-20G 1 Matures 7/1/2019	4.30%	741
SBAP 2009-20J 1 Matures 10/1/2019	3.92%	644
SBAP 2011-20J 1 Matures 10/1/2020	2.76%	239
SBAP 2013-20J 1 Matures 10/1/2022	3.37%	274
SBAP 2014-20B 1 Matures 2/1/2022	3.23%	833
SBAP 2014-20C 1 Matures 3/1/2023	3.21%	260
SBAP 2011-20J 1 Matures 10/1/2023	2.74%	186
SEMPRA Energy Matures 3/15/2020	2.4%	103
SEMPRA Energy Matures 2/15/2019	9.8%	151

Textron Savings Plan

Employer Identification Number 05-0315468

Plan Number 030

Schedule H, Line 4i, Schedule of Assets (Held at End of Year)

(In thousands)

December 31, 2015

Identity of Issue	Description of Investments, Including Rate of Interest or Number of Shares/Units	Current Value
Bonds (in Managed Income Funds) Cont.:
Shell International Finance Matures 8/12/2023	3.40%	169
Simon Property Group LP Matures 4/1/2019	10.35%	157
Simon Property Group LP Matures 3/1/2021	4.375%	115
Time Warner Inc Matures 6/1/2019	2.10%	293
United States Treasury Matures 3/31/2020	1.375%	6,052
United States Treasury Matures 6/30/2020	1.625%	1,757
United States Treasury Matures 9/30/2019	1.75%	2,594
United States Treasury Matures 5/15/2025	2.125%	1,626
Ventas Reality LP/CAP Corporation Matures 4/1/2020	2.70%	321
Verizon Communications Matures 9/15/2020	4.50%	349
Viacom Inc Matures 9/15/2019	5.625%	162
WA Energy NW Electric Matures 7/1/2019	2.197%	252
WA Energy NW Electric Matures 7/1/2021	2.803%	207
WBCMT 2006-C28 A4 Matures 8/15/2016	5.572%	579
WFRBS 2013-C15 A2 Matures 4/15/2018	2.9%	596
WI Wisconsin Gen Rev Matures 5/1/2026	5.7%	325
Zimmer Biomet Holdings Matures 4/1/2025	3.55%	123
Cash (in Managed Income Fund)		491
Total Bonds and Cash (in Managed Income Fund)		40,213

Textron Savings Plan

Employer Identification Number 05-0315468

Plan Number 030

Schedule H, Line 4i, Schedule of Assets (Held at End of Year)

(In thousands)

December 31, 2015

Identity of Issue	Description of Investments, Including Rate of Interest or Number of Shares/Units	Current Value
Guaranteed Investment Contracts (in Managed Income Fund):
Jackson National Life Insurance Co. - Matures 9/30/16	1.24%	5,205
Principal Life Insurance Co. - Matures 6/29/16	1.60%	5,305
Protective Life Insurance Co. - Matures 12/30/16	1.35%	6,776
Total Guaranteed Investment Contracts (in Managed Income Fund)		17,286
Group Annuity Contracts (in Managed Income Fund):
Metropolitan Life Insurance Co (Account # 694)	2.03%	58,582
Metropolitan Life Insurance Co (Account # 690)	2.03%	57,299
Total Group Annuity Contracts (in Managed Income Fund)		115,881
Common Collective Trust Funds (in Managed Income Fund):
Prudential Insurance Company (Fixed Income Fund F)	1.51%	55,615
Prudential Insurance Company (Fixed Income Fund N)	2.12%	57,866
Voya Retirement Insurance and Annuity (Fixed Income Fund F)	1.96%	42,616
Voya Retirement Insurance and Annuity (Fixed Income Fund E)	1.96%	28,077
Wells Fargo/BlackRock Short Term Investment Fund	0.25%	20,240
Total Common Collective Trust Funds (in Managed Income Fund)		204,414
Self directed brokerage accounts		73,764
Cash (in self-directed brokerage account)		40
Notes receivable from participants	3.25% to 11%	77,643
		$3,470,606

* Indicates party-in-interest to the Plan

Note: Cost information has not been provided because all investments are participant directed.